

Mail Stop 3720

February 27, 2008

Mr. Fred Zolla
Chief Executive Officer
Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, New York, 10954

> **Re: Vemics, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed on February 1, 2008**
> **File No. 000-52765**

Dear Mr. Zolla:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

1.   We note your statement on page seven, wherein you state that you have an "executed contract" with Sochi University of Tourism. However, in your disclosure of material agreements on page 11, and in your index of exhibits, it appears you have only entered into Memorandums of Intention with Sochi. If you have actually entered into an actual contract with Sochi, please provide a

copy of the contract as an exhibit. If not, please revise this disclosure accordingly, indicating you have not entered into an actual contract, but a memorandum of intent that may evolve into a contract at a later time.

Healthcare Solutions, page 8

2.   Please revise your disclosure to indicate what percentage of the 70,000 iMedicor registrations you reference were fee-based, as opposed to using your free service.

3.   We note your disclosure on page ten regarding the relationships/arrangements you have with four medical societies. Please disclose whether these are formal arrangements, and whether these arrangements are in writing. If these arrangements are in writing, please provide a copy of the arrangements as exhibits to your registration statement, if material.

4.   Please revise your disclosure to address the "other benefits" that will result from the several arrangements referenced in comment seven, above.

5.   We note your disclosure on page ten, stating that your agreement with EP Global was renewed through October 2010. Please provide a copy of this new agreement as an exhibit to your registration statement.

Summary of Material Agreements and Alliances, page 11

6.   Please file copies of your agreements with the Society, the Association, and eRx as exhibits to your registration statement.

Risk Factors, page 14

7.   We note your disclosure on page 22, regarding the potential impact of government regulation on the delivery of continuing medical education through the use of your iMedicor product. Please provide a risk factor disclosing this risk.

8.   We note your disclosure on page 22, regarding the potential risks resulting from the uncertain political environment of Russia and China. Please provide a risk factor disclosing this risk.

Liquidity and Capital Resources, page 25

9.   Please revise your disclosure to identify the member of the board of directors who is guaranteeing your $600,000 line of credit, referenced on page 26.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 29

10. We note your response to prior comment number 40. Further revise by including a note here indicating that Mr. Marciniak is no longer an officer of the company.

Item 6. Executive Compensation, page 31

11. We note your response to prior comment number 46. In the footnotes to your Director Compensation Table, you state that Mssrs. Coddington, Shemen and Groh all received 25,000 shares of common stock on June 6, 2007, for director compensation. However, on page 37, you state that Mr. Coddington received 80,000 shares on June 6, 2007, for director services from 2002-2007. Please revise your disclosure to clarify that Mr. Coddington actually received 80,000 shares on June 6, 2007, and specify how many of those shares were for director compensation in 2007. Please make similar revisions regarding Mr. Sheman, who it appears was granted 50,000 shares on June 6, 2007. Note that page 37 does not indicate Mr. Sheman was granted any shares on June 6, 2007, for his 2007 director services. Please make the appropriate changes.

12. Please revise your registration statement to disclose whether you have entered into employment contracts with Craig Stout and Thomas Owens. We note your statement that you intended to enter into contracts with these individuals by August 31, 2007.

Part II

Item 2. Legal Proceedings, page 36

13. We note your response to prior comment number 54. Please state whether each of the disclosed legal proceedings could have a material adverse effect on your operations, and if so, describe how.

Item 4. Recent Sales of Unregistered Securities, page 37

14. We note your response to prior comment number 56. Under your revised section 'A,' you provide narrative text disclosing various issuances of stock to Mr. Chandler Coddington, between January 18, 2006 and June 6, 2007. However, in the table you provide, you include an additional issuance on June 12, 2007. Please revise this section so that these dates correspond.

15. Please disclose the identity of each member of your board of directors (past and present), to whom you issued shares on June 6, 2007. In this disclosure, include how many shares each party received.

Financial Statements:

General

16. Please update your filing to include unaudited financial statements for the six
     months period ended December 31, 2007. See Rule 310(g) of Regulation S-X.
     Please also update your management's discussion and analysis and revise entire
     filing as necessary.

Notes to the Consolidated Financial Statements
2. Summary of significant accounting policies

Goodwill, page F-9

17. It is unclear to us why you believe that you don't need to perform your
     impairment testing because one of the two acquisitions has been and continues to
     be in development stage of an internet concept that could generate significant
     value for the company. Paragraph 26 of SFAS 142 requires that goodwill be
     tested for impairment at least on annual basis following the guidance in
     paragraphs 19-22 of SFAS 142. Please provide us in detail the information to
     support that there has not been any impairment of the value of the goodwill as at
     June 30, 2007 and December 31, 2007, including what your reporting units are
     and how you determined the fair value of those reporting units.

Note 15- Acquisitions, F-18

18. We did not find in this note your revised disclosures with respect to our prior
     comment. 64. Specifically, disclose the period for which the results of operations
     of the acquired entities are included in your income statement.

19. Refer to your acquisition of NuScribe Inc. You disclosed in the second paragraph
     of page F-18 that the primary reason for the acquisition of NuScribe was the
     concept of iMedicor. Based on the disclosures in Note 7 to the historical financial
     statements of NuScribe it appears that at the time of the acquisition no
     technological feasibility had been established. Therefore, tell us the consideration
     given to paragraphs 4 & 5 of FIN 4 in the allocation of the purchase price.

20. Please refer to your response to comment no. 67. Since the acquisitions of
     NuScribe and e-Learning Desktop were consummated during the most recent
     fiscal year you are only required to include pro forma income statement for the
     latest fiscal year. In your case it appears to us that you need to include pro forma
     income statement for the year ended June 30, 2007. A pro forma balance sheet is
     not required since the acquisitions are already reflected in a historical balance
     sheet. Please revise to delete the pro forma balance sheet on page

F-19 and to include pro forma statement of income reflecting the combined operations of the entities for the year ended June 30, 2007. You can include the required pro forma statement of income outside of the financial statements. However, you still need to provide the disclosures required by paragraphs 55 of SFAS 141 in Note 15.

21. We note from you disclosures on page F-17 that you valued the stock issued in the acquisition of NuScribe at $.90 per share based on the market price in late August 2006. You state that your stock had a high of $.95 and a low of $.85 for the previous 10 days. We were unable to find support for these trading prices. Please provide us any documentation supporting these trading prices.

Note 18- Legal settlement, pages F-2 & F-20

22. Please tell us more details about the nature of the legal settlement and why you believe it meets the criteria for gain recognition. Further if the litigation settlement meets the criteria for gain recognition, it does not appear it should be presented as an "Extraordinary item" on the face of the consolidated statements of operations... Addressing the relevant accounting literature tell us why you believe the "gain" resulted from the litigation should be reflected as an extraordinary item.

23. Tell us if the legal settlement receivable of $650,000 was subsequently collected or not.

* * * *

As appropriate, please amend your filing and respond to these comments within ten business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: via facsimile 301.230.2891
Scott Museles, Esq.